UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

(650) 493-9300

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4, which is referred to as this “Amendment No. 4,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (which is, together with the exhibits thereto and as amended or supplemented from time to time, referred to as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added as a new third paragraph under the caption “—Arrangements with Current Executive Officers and Directors of Rocket Fuel—Incremental and Retention Bonuses”:

The Incremental Bonuses and the Retention Bonus were each adopted and approved prior to the entry into the Merger Agreement and are unrelated to the transactions contemplated by the Merger Agreement.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph amends and replaces the thirteenth paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Background of the Offer”:

On February 17, 2017, Rocket Fuel received two preliminary, non-binding indications of interest. A company referred to as “Party A” proposed to acquire Media Services for $80 to $85 million. This proposal was received in connection with the process being facilitated by Needham & Company to sell Media Services. Sizmek, as an affiliate of Vector, proposed to acquire all of Rocket Fuel for $3.40 per share of Common Stock. Neither this nor any subsequent proposal from Sizmek addressed the retention of Rocket Fuel management.

The following table amends and replaces the first table under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Opinion of Needham & Company, LLC—Selected Companies Analysis”:

	Selected Legacy Advertising Companies				Rocket Fuel Implied by
	Low	High	Mean	Median	Offer and Merger
Enterprise value to LTM revenues	0.2x	0.8x	0.4x	0.5x	0.7x
Enterprise value to projected calendar year 2017 revenues	0.2x	0.7x	0.4x	0.4x	0.7x
Enterprise value to projected calendar year 2018 revenues	0.3x	0.5x	0.4x	0.3x	0.8x
Enterprise value to LTM adjusted EBITDA	1.1x	16.3x	7.0x	5.3x	19.5x
Enterprise value to projected calendar year 2017 adjusted EBITDA	2.5x	7.7x	5.4x	5.6x	26.3x
Enterprise value to projected calendar year 2018 adjusted EBITDA	2.0x	5.7x	3.6x	3.1x	16.6x

The following paragraph amends and replaces the first paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Opinion of Needham & Company, LLC—Discounted Cash Flow Analyses”:

Discounted Cash Flow Analyses.  Needham & Company performed illustrative discounted cash flow analyses based on management’s forecasts to determine indicators of illustrative implied equity values for Rocket Fuel and illustrative implied equity values per share of Common Stock in two cases, one case based on a revenue multiple valuation of terminal value and the other case based on an adjusted EBITDA multiple valuation of terminal value. For each case, Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Rocket Fuel for the projected calendar years 2017 through 2020 using discount rates ranging from 17.0% to 27.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Rocket Fuel, was selected by Needham & Company utilizing its professional judgment and experience after noting that, based on management’s forecasts, Rocket Fuel was likely to experience equity dilution through future financings. In calculating Rocket Fuel’s estimated weighted average cost of capital, Needham & Company used an assumed equity market risk premium based upon data from Duff & Phelps 2017 Valuation Handbook, a levered beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Duff & Phelps 2017 Valuation Handbook for companies with market capitalizations between $73.5 million and $127.3 million, an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, the percentage of debt in Rocket Fuel’s capital structure as of June 30, 2017, and the effective interest on Rocket Fuel’s outstanding term loan projected for 2017 in Rocket Fuel management’s forecasts. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 based on each case.  In the case where Needham & Company used a revenue multiple valuation of the terminal value, Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 1.0x to 2.0x to Rocket Fuel management’s estimate of its calendar year 2020 net revenue of $216.9 million, as set forth below under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Management Forecasts.”  Accordingly, the illustrative terminal enterprise values were calculated by multiplying the applicable multiple (ranging from 1.0x to 2.0x) by management’s estimate of calendar year 2020 net revenue.  In the case where Needham & Company used an adjusted EBITDA multiple valuation of the terminal value, Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 8.0x to 12.0x to Rocket Fuel management’s estimate of its calendar year 2020 adjusted EBITDA of $6.5 million, as set forth below under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Management Forecasts.”  Accordingly, the illustrative terminal enterprise values were calculated by multiplying the applicable multiple (ranging from 8.0x to 12.0x) by management’s estimate of calendar year 2020 adjusted EBITDA.  In each case, the range of multiples was selected by Needham & Company utilizing its professional judgment and experience after discussions with Rocket Fuel management and reviewing the results of the selected companies analysis described above.  In each case, these illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 17.0% to 27.0%, as described above. Needham & Company then added the ranges of the implied present values of Rocket Fuel’s unlevered free cash flows for the projected periods to the ranges of implied present values of Rocket Fuel’s terminal enterprise values to derive ranges of implied present enterprise values of Rocket Fuel. Needham & Company then added Rocket Fuel’s cash and subtracted Rocket Fuel’s debt, in each case as then estimated by management as of June 30, 2017 (and as set forth below under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Management Forecasts.”), to arrive at the ranges of illustrative implied present equity values.  This analysis indicated an illustrative implied per share equity reference range for Rocket Fuel of $0.73 to $1.89 in the case where Needham & Company used a revenue multiple valuation of the terminal value and $(0.13) to $0.02 in the case where Needham & Company used an adjusted EBITDA multiple valuation of the terminal value.

The following paragraph amends and replaces the second paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Opinion of Needham & Company, LLC—Present Value of Illustrative Projected Stock Prices Analyses”:

For these analyses, Needham & Company used management’s forecasts in analyzing two cases, the first based on illustrative revenue multiple valuations and the second based on illustrative adjusted EBITDA multiple valuations.  In the first case based on illustrative revenue multiple valuations, Needham & Company calculated the implied enterprise value for Rocket Fuel for each of the projected calendar years 2018, 2019 and 2020 by applying illustrative multiples of 0.90x, 1.25x and 1.50 x to Rocket Fuel’s projected calendar year 2018, 2019 and 2020 revenue, respectively.  In the second case based on illustrative adjusted EBITDA multiple valuations, Needham & Company calculated  implied enterprise value for Rocket Fuel for each of the projected calendar years 2018, 2019 and 2020 by applying an illustrative multiple of 10.0x to Rocket Fuel’s projected calendar year 2018, 2019 and 2020 adjusted EBITDA.  In each case, the illustrative multiples were selected by Needham & Company utilizing its professional judgment and experience after discussions with Rocket Fuel management and reviewing the results of the selected companies analysis described above.  Then, in each case, Needham & Company added Rocket Fuel’s projected net cash at the end of the respective calendar years 2018, 2019 and 2020, as set forth below under the caption “Item 4. The Solicitation or Recommendation—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Management Forecasts,”  to derive implied equity values, and divided these implied equity values by the respective numbers of projected calendar year end diluted outstanding shares, to calculate implied future equity values per share of Common Stock for those calendar years.  Needham & Company then in each case discounted these implied equity values per share back to July 14, 2017, using a discount rate of 22.8%, reflecting an estimate of Rocket Fuel’s cost of equity determined in the manner described above under the caption “—Discounted Cash Flow Analysis.”  These analyses resulted in a range of implied present values per share of Common Stock of $1.04 to $2.64 for the first case and a range of implied present values per share of Common Stock of $0.38 to $1.75 for the second case.

The following is added as a new paragraph immediately after the first paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Opinion of Needham & Company, LLC—Premiums Paid Analysis”:

The transactions reviewed by Needham & Company in connection with its “Premiums Paid Analysis” were:

Acquirer	Target
AMETEK, Inc.	MOCON, Inc.
Integrated Device Technology, Inc.	GigPeak, Inc.
Marlin Equity Partners	Tangoe, Inc.
Vector Capital Management LP	Sizmek Inc.
Gannett Co., Inc.	ReachLocal, Inc.
JF Lehman & Co., Inc.	API Technololgies Corp.
CalAmp Corp.	LoJack Corp.
TDK Corp.	Hutchinson Technlogy, Inc.
LM Ericsson Telefon AB	Envivio, Inc.
AOL Inc.	Millennial Media, Inc.
Leyard Optoelectronic Co., Ltd..	Planar Systems, Inc.
Shenandoah Telecommunications Co.	NTELOS Holdings Corp.
Qualcomm Atheros, Inc.	Ikanos Communications, Inc.
Francisco Partners Management LLC	Procera Networks, Inc.
GameStop Corp.	Geeknet, Inc.
Vector Capital Management LP	ChyronHego Corp.
Lindsay Corp.	Elecsys Corp.
EnerNOC, Inc.	World Energy Solutions, Inc.
Omnitracs LLC	XRS Corp.

The following is added as a new paragraph immediately prior to the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Non-GAAP Financial Measures”:

For purposes of the Management Forecasts, pro forma net cash at the end of the applicable year was assumed to be $96.4 million in 2018, $89.2 million in 2019 and $45.4 million in 2020.   Debt (including capital lease obligations) as of June 30, 2017 was estimated to be $83.5 million and cash and cash equivalents as of June 30, 2017 were estimated to be $63.4 million.

The following paragraph amends and replaces the second paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Non-GAAP Financial Measures”

Adjusted EBITDA for purposes of the Forecasts and the Management Forecasts is defined as operating loss plus: capital leases, restructuring costs, stock compensation, and depreciation and amortization.

The following paragraph amends and replaces the fourth paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Financial Forecasts—Non-GAAP Financial Measures”

Unlevered cash flow for purposes of the Management Forecasts is defined as Adjusted EBITDA less: cash taxes, capital expenditures, capital leases, and increase (decrease) in net working capital.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added as the last paragraph under the caption “Certain Litigation”:

On August 22, 2017, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Rocket Fuel and the other named defendants in the seven pending lawsuits concerning the Offer signed a memorandum of understanding, which is referred to as the “MOU,” to settle these lawsuits. Rocket Fuel believes that no further supplemental disclosure is required under applicable state and federal securities laws. However, to avoid the risk of these lawsuits delaying or adversely affecting the Offer and to minimize the expense of defending such lawsuits, Rocket Fuel has agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures related to the Offer, all of which are contained in this Amendment No. 4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

	By:	/s/ Stephen Snyder
Name: Stephen Snyder
Title: Chief Financial Officer

Dated: August 23, 2017